SECUF 14042147 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33729

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2013 (MM/DD/YY) AND ENDING 09/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oakbridge Financial services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

910 S. Kirkwood Rd. Suite 190
(No. and Street)

Kirkwood	MO	63122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Huang (314) 997-7488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mueller Prost PC
(Name – *if individual, state last, first, middle name*)

2460 Executive Drive	St. Charles	MO	63303
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TG 12/4/14

OATH OR AFFIRMATION

I, John Huang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oakbridge Financial Services, as of September 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBBIE SIEBER
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: April 18, 2016
Commission Number: 12421187

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OAKBRIDGE FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS, SUPPLEMENTARY INFORMATION AND EXEMPTION REVIEW REPORT

SEPTEMBER 30, 2014

Mueller Prost
CPAs + Business Advisors

Member of PKF North America
An association of legally independent firms

Main tel +1 314 862 2070 | Main fax +1 314 862 1549 | www.muellerprost.com
St. Louis | 7733 Forsyth Blvd. | Suite 1200 | St. Louis | MO | 63105
St. Charles | 2460 Executive Drive | St. Charles | MO | 63303
Long Beach | 4541 East Anaheim Street | Long Beach | CA | 90804

MAKING A DIFFERENCE FOR 30 YEARS

TABLE OF CONTENTS

To the Board of Directors and Stockholders of
Oakbridge Financial Services, Inc
Kirkwood, Missouri

Report of Independent Registered Public Accounting Firm

We have audited the accompanying financial statements of *Oakbridge Financial Services, Inc* (the "Company") which comprise the statement of financial condition as of September 30, 2014, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Oakbridge Financial Services, Inc. as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The Computation of Net Capital and the Computation of Basic Net Capital Requirement and Computation of Aggregate Indebtedness have been subjected to audit procedures performed in conjunction with the audit of Oakbridge Financial Services, Inc's financial statements. The supplemental information is the responsibility of Oakbridge Financial Services, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mueller Prost LC

November 26, 2014
St. Louis, Missouri

Certified Public Accountants

OAKBRIDGE FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2014

ASSETS		2014
Assets		
Operating cash	$	9,029
Cash with clearing broker		25,000
Total Operating Cash		34,029
Restricted cash deposit with clearing broker		50,000
Commissions receivable		70,195
Property and equipment, net		20,837
Total Assets	$	**175,061**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable	$	3,277
Accrued payroll liabilities		64,712
Deferred rent liability		5,405
Deposit		10,000
Total Liabilities		83,394
Stockholders' Equity		
Preferred stock - non-covertible, par value $10, authorized 30,000 shares; 11,166 shares issued and outstanding		111,660
Common stock, par value $0.10, authorized 300,000 shares; 300,000 shares issued, 200,000 outstanding		30,000
Additional paid-in capital		312,191
Retained earnings (deficit)		(352,754)
		101,097
Less: treasury stock, 100,000 shares, at cost		9,430
Total Stockholders' Equity		91,667
Total Liabilities and Stockholders' Equity	$	**175,061**

The notes to financial statements are an integral part of these statements.

OAKBRIDGE FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 2014

		2014
Revenue		
Commissions	$	854,720
Other income		8,739
Total Revenue		863,459
Operating Expenses		
Broker commissions		397,425
Clearing expense		70,111
Depreciation		8,535
Dues and Subscriptions		2,029
Insurance and Benefits		1,108
Travel and Entertainment		5,717
Miscellaneous Expenses		27,622
Professional fees		21,297
Office expenses		25,517
Registration and licensing		18,218
Rent		58,541
Advertising and promotion		30
Interest expense		71
Fees paid to affiliates		6,770
Acquisition cost		12,000
Salaries and payroll taxes		178,538
Total Operating Expenses		833,529
Net Income	**$**	**29,930**

The notes to financial statements are an integral part of these statements.

OAKBRIDGE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED SEPTEMBER 30, 2014

	Common Stock	Additional Paid-in Capital	Treasury Stock	Preferred Stock	Retained Earnings (Deficit)	Total
Balance at September 30, 2013	$ 30,000	$ 312,191	$ (9,430)	$ 111,660	$ (371,685)	$ 72,736
Capital Contribution	-	-	-	-	-	-
Distributions	-	-	-	-	(10,999)	(10,999)
Net Income	-	-	-	-	29,930	29,930
Balance at Setember 30, 2014	$ **30,000**	$ **312,191**	$ **(9,430)**	$ **111,660**	$ **(352,754)**	$ **91,667**

The notes to financial statements are an integral part of these statements.

OAKBRIDGE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2014

		2014
Cash Flows from Operating Activities		
Net income	$	29,930
Adjustments to reconcile net income to net cash provided/(used) by operating activities		
Depreciation and amortization		8,535
Change in assets and liabilities		
(Increase) decrease in operating assets		
Restricted cash deposit with clearing broker		-
Receivable from clearing brokers		(34,179)
Increase (decrease) in operating liabilities		
Accounts payable		3,277
Accrued expenses		28,190
Total Adjustments		5,823
Net Cash Provided by/(Used) by Operating Activities		35,753
Cash Flows from Financing Activities		
Distributions to stockholders		(11,000)
Net Cash (Used by)/Provided by Financing Activities		(11,000)
Net Decrease in Cash and Cash Equivalents		24,753
Cash and Cash Equivalents - Beginning of the Year		9,276
Cash and Cash Equivalents - End of the Year	$	**34,029**

The notes to financial statements are an integral part of these statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding Oakbridge Financial Services, Inc's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Business Activity

Oakbridge Financial Services, Inc, (the "Company"), is a registered securities broker-dealer under the Securities Exchange Act of 1934. The Company was formed in January 1985 and began operations in June 1985. The Company does not hold funds or securities for, or owe money or securities to customers, and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulation Authority ("FINRA"). The Company's customers are located principally in the St. Louis, Missouri area.

The Company (an introducing broker) clears its customer transactions through RBC Capital Markets, Inc., a division of Royal Bank of Canada, Members, New York Stock Exchange, on a fully disclosed basis. The clearing broker will deduct from commissions due the Company a clearing fee for their services, based on the number of shares traded and a charge by the exchange on which the trade is executed. RBC Capital Markets, Inc. requires the Company to maintain a good faith cash deposit of $50,000. Claims against the Company, not otherwise resolved within 5 days notice to the Company, may be charge to this deposit account by the clearing broker, if commissions due the Company on hand are inadequate to settle the claim. The clearing broker, upon termination of the agreement will deliver to the Company the contents of the deposit account on or before the 30th day after said termination. The funds maintained with the clearing broker are at risk, uninsured and un-collateralized.

Revenue Recognition

Commissions on options, securities and other financial products marketed by the Company are recorded gross on notice of the amount from the clearing broker on a settlement date basis.

Broker Compensation

Commissions paid to brokers are an agreed upon percentage based on cleared business or packaged products and the broker's status with the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions Receivable

Commissions receivable from clearing broker from performing introductory broker-dealer services are based on contracted prices. The Company provides an allowance for uncollectable broker commissions based on historical experience and management analysis of the current status of existing receivables. As of September 30, 2014, management believes an allowance is unnecessary. Commissions receivable are written-off when collection efforts have been exhausted.

Property and Equipment, Net

Property and equipment are stated at cost, and depreciation is computed using accelerated methods over the estimated useful lives of three to seven years. The Company's policy is to capitalize all property and equipment purchases over $1,000. At September 30, 2014 property and equipment consisted of the following:

Furniture and fixtures	$	54,046
Computer equipment		68,904
Leasehold Improvements		30,737
Less: Accumulated depreciation		(132,850)
Net Property and Equipment	**$**	**20,837**

Depreciation expense was $8,535 for the years ended September 30, 2014.

Income Taxes

The Company files federal and state income tax returns as a C-Corporation. Income taxes for the Company are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between financial and income tax reporting. Deferred tax assets represent future consequences of those differences, which will be deductible when the assets and liabilities are recovered or settled. Deferred income taxes have been recognized for net operating losses that are available to offset future taxable income. A valuation allowance has been established to eliminate the net deferred tax benefit due to uncertainty as to whether the tax benefits will ever be realized.

The Company follows "FASB Accounting Standards Codification 740-10, Income Taxes – Overall". Included in this is a requirement that realization of an uncertain income tax position must be "more likely than not" (i.e., greater than 50% likelihood of receiving a benefit or expense) before it should be recognized in the financial statements. Further, the code section prescribes the benefit or expense to be recorded in the financial statements as the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits or expense.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

The Company has assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that need to be recorded as of or for the year ended September 30, 2014. The federal and state income tax returns of the Company for 2013, 2012, 2011, and 2010 are subject to examination by the respective taxing authorities generally for three years after they were filed.

The Company reports income for income tax purposes using the accrual basis of accounting.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business. As of September 30, 2014, the Company has a clearing broker restricted cash balance of approximately $50,000, with respect to its clearing broker reserve. (See Note 1)

Subsequent Events

Management has evaluated subsequent events through the date which the report of the independent registered accounting firm was available to be issued.

NOTE 2 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $70,830 which was $65,270 in excess of its required minimum net capital of $5,560. The Company's ratio of aggregate indebtedness to net capital was 1.17 to 1.

NOTE 3 LEASE AGREEMENTS

On October 1, 2012, the Company entered into a new operating lease agreement for office space. The Company is responsible for utilities, taxes, insurance and routine maintenance. The amount of rent charged to operations was $58,541 for the year ended September 30, 2014.

Minimum future lease payments over the next three years and in the aggregate is as follows at September 30, 2014:

2015	$ 82,620
2016	85,152
2017	87,696
	$ 255,468

NOTE 3 LEASE AGREEMENTS (CONTINUED)

The Company subleases a part of its office building to various independent brokers. During the year ended September 30, 2014, the Company earned sublease income of $31,920, which was netted with broker commission expense. The Company also entered into a sublease agreement with two owners of the Company who have guaranteed lease payments up to $3,000 a month for five years beginning September 30, 2012 and ending September 30, 2017.

Minimum future lease payments to be received over the next three years and in the aggregate is as follows at September 30, 2014:

2015	$	36,000
2016		36,000
2017		36,000
	$	108,000

Certain incentives awarded to the Company by the landlord in connection with its leased property are netted against the payments received from the subleased office space. The office expense is recorded when paid and sublease income is recorded when received. This method has an immaterial difference in the recognition of rental expense and sublease rental income in comparison with amortizing the income and expense on a straight-line basis over the terms of the respective lease as required by accounting principles generally accepted in the United States of America.

NOTE 4 INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets or liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income.

The Company accounts for federal income taxes in accordance with Statement of Financial Accounting Standards No. 109, whereby deferred taxes are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. The Company has no income tax expense or benefit for the year ended September 30, 2014 due to the utilization for income tax return purposes of approximately $37,000 of previously unrecognized net operating loss ("NOL's") carry-forwards. The NOL's expire in approximately equal amount in 2022 and 2023. A valuation allowance of approximately $8,000 was established as of September 30, 2014 to reduce the net deferred tax benefit resulting from these carry-forwards. At September 30, 2014, the Company had approximately $17,000 in net operating loss carry-forwards that may be available to offset future taxable income.

NOTE 4 INCOME TAXES (CONTINUED)

The tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes primarily because of the marginal tax rates used to compute deferred taxes, the effect of state taxes, and permanent differences between determining income for financial statement purposes and taxable income.

NOTE 5 RELATED PARTY TRANSACTION

Due to related party includes a deposit from a related party through common ownership in order for the Company to execute transactions with an investment advisory firm. The deposit totaled $10,000 at September 30, 2014.

OAKBRIDGE FINANCIAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL
SEPTEMBER 30, 2014

1. Total ownership equity from Statement of Financial Condition			$ 91,687	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			91,687	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 91,687	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 20,837	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(20,837)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 70,850	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 70,850	3750

OMIT PENNIES

See independent auditors' report.

OAKBRIDGE FINANCIAL SECURITIES, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT AND COMPUTATION OF AGGREGATE INDEBTEDNESS
SEPTEMBER 30, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)		$	5,560	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)		$	5,560	3760
14. Excess net capital (line 10 less 13)		$	65,270	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12		$	62,491	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	83,393	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
19. Total aggregate indebtedness			$	83,393	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%	117.74	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)			%	0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form X-17a-5 as of September 30, 2014.

Mueller Prost
CPAs + Business Advisors

To the Board of Directors and Stockholders of
Oakbridge Financial Services, Inc
Kirkwood, Missouri

Exemption Review Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemptive Provision and Scheduled Withdrawals, in which (1) Oakbridge Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Oakbridge Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Oakbridge Financial Services, Inc. stated that Oakbridge Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Oakbridge Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Oakbridge Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2) (ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mueller Prost LC

Certified Public Accountants

November 26, 2014
St. Louis, Missouri

Main tel +1 314 862 2070 | Main fax +1 314 862 1549 | www.muellerprost.com
St. Louis | 7733 Forsyth Blvd. | Suite 1200 | St. Louis | MO | 63105
St. Charles | 2460 Executive Drive | St. Charles | MO | 63303
Long Beach | 4541 East Anaheim Street | Long Beach | CA | 90804

OAKBRIDGE FINANCIAL SECURITIES, INC.
EXEMPTIVE PROVISION AND SCHEDULED WITHDRAWALS
SEPTEMBER 30, 2014

Exemptive Provision Under Rule 15c3-

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) .... $ ______ 4550

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained .... ______ 4560

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

RBC Correspondent Services 4335 x 4570

D. (k) (3) - Exempted by order of the Commission .... ______ 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL	$ ______ 4699		
			OMIT PENNIES		

See independent auditors' report.

Oakbridge
FINANCIAL SERVICES

November 26, 2014

Mueller Prost LC
7733 Forsyth Blvd., Suite 1200
St. Louis, MO 63105

We are providing this letter in connection with your audit of the statement of financial condition and related statements of operations, changes in stockholders' equity and cash flows of *Oakbridge Financial Services, Inc* (the "Company") as of September 30, 2014, and for the year then ended, for the purpose of expressing an opinion pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information as to whether the financial statements present fairly, in all material respects, in accordance with accounting principles generally accepted in the United State of America. We also recognize that we are responsible for establishing and maintaining effective internal control.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your audit.

1. We have fulfilled our responsibilities, as set out in the terms of the engagement letter dated September 1, 2014, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
2. The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
3. We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
4. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.
5. Significant assumptions used by us in making accounting estimates, including those measured at fair value, are reasonable.
6. We believe that the effect of the uncorrected misstatement, summarized in the accompanying schedule, is immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

7. We have made available to you all of the following:

   a. Access to all information, of which we are aware that is relevant to the preparation and fair presentation of the financial statements such as records, documentation and other matters.

   b. Additional information that you have requested from us for the purpose of the audit.

8. There have been no regulatory examination reports, supervising correspondence, and similar materials from applicable regulatory agencies concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions.

9. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

10. We have no knowledge of any fraud or suspected fraud affecting the Company involving:

    a. Management,

    b. Employees who have significant roles in internal control, or

    c. Others where the fraud could have a material effect on the financial statements.

11. We have no knowledge or any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, regulators or others.

12. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

13. There are no

    a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

    b. Unasserted claims or assessments and we have not consulted with our attorney regarding any unasserted claims or assessments that are probable and must be disclosed in accordance with FASB ASC 450, Contingencies.

    c. Other liabilities or gain or loss contingences that required to be accrued or disclosed by FASB 450.

14. The following have been properly recorded or disclosed in the financial statements:

    a. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

    b. Guarantees, whether written or oral, under which the Company is contingently liable.

    c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 275, *Risks and Uncertainties*.

15. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral, except as disclosed in the financial statements.

16. We have obtained the service auditor's report from our service organization of the Company. We have reviewed that report, including the complementary user controls. We have implemented the relevant user controls and they were in operation for the year ended September 30, 2014.

17. The Company has assessed the impact of FASB ASC 740, Income Taxes , and has determined that no material liability is required to be recorded.

18. There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.

19. The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.

20. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

21. We gave disclosed to you the identity of the Company's related parties and all the related party relationships and transactions of which we are aware.

22. Commissions and accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection, if applicable.

23. We are responsible for establishing and maintaining adequate internal control for safeguarding customer and the Company's securities and for the practices and procedures relevant to the objectives stated in Rule 17a-5(g), including making the periodic computations of aggregated indebtedness and net capital under Rule 17a-3(a)(11) and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following and we believe that our practices and procedures as described below were adequate at December 31, 2013 to meet the SEC's objectives:

    a. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

    b. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

24. There are no significant deficiencies or material weaknesses or material inadequacies at September 30, 2014, or during the period October 1, 2013 through the date of the auditors' report, in internal control over financial reporting and control activities for safeguarding securities, and the practices and procedures followed in making the periodic computations of aggregate indebtedness and net capital as defined in accordance with net Capital Rule and the customer reserve computations required by paragraph (e) of 17 CFR 240.15c3-3(e).

25. The Company has met and is in compliance with the Exemption provisions under rule 15c3-3(k)(2)(ii) and is Exempt during the period October 1, 2013 through the date of the auditors' report.

26. Net capital computations, prepared by the Company during the period from October 1, 2013, through the date of the auditors' report, indicated that the Company was in compliance with the requirements of the Net Capital Rule at all times during the period. The Company is not subject to and did not prepare a calculation for the reserve requirements of Rule 15c3-3 in accordance with applicable regulation.

27. The Company has appropriately reconciled its books and records underlying the financial statements to their related supporting information. All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. There were no material unreconciled differences or general ledger suspense account items that should have been adjusted or reclassified to another account.

28. There are no outstanding past due PCAOB accounting support fees.

29. As it related to the supplementary information included in the financial statements:

    a. The Company acknowledges and understands its responsibilities for the presentation of the supplementary information in accordance with Rule 17a-5 of the Securities Exchange Act of 1934.

    b. The supplementary information, including its form and content, is fairly presented in accordance with Rule 17a-5 of the Securities Exchange Act of 1934.

    c. The methods of measurement or presentation have not changed from those used in the prior period.

    d. There were no significant assumptions or interpretations underlying the presentation of the supplementary information.

To the best of our knowledge and believe, no events have occurred subsequent to the statement of financial condition and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Signed: ______________________ Date: 11/27/2014

Title: CCO/CEO

Signed: ______________________ Date: 11/26/2014

Title: OWNER

Signed: ______________________ Date: 11/26/14

Title: PRESIDENT

OAKBRIDGE FINANCIAL SERVICES, INC

AGREED-UPON PROCEDURES

SEPTEMBER 30, 2014

Mueller Prost
CPAs + Business Advisors

Member of PKF North America
An association of legally independent firms

Main tel +1 314 862 2070 | Main fax +1 314 862 1549 | www.muellerprost.com
St. Louis | 7733 Forsyth Blvd. | Suite 1200 | St. Louis | MO | 63105
St. Charles | 2460 Executive Drive | St. Charles | MO | 63303
Long Beach | 4541 East Anaheim Street | Long Beach | CA | 90804

MAKING A DIFFERENCE FOR 30 YEARS

TABLE OF CONTENTS

To the Board of Directors and Stockholders
Oakbridge Financial Services, Inc
St. Louis, MO

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments – General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended September 30, 2014, which were agreed to by *Oakbridge Financial Services, Inc* (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures for the purpose for which this report has been requested or for any other purpose.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mueller Prost LC

November 26, 2014
St. Louis, Missouri

Certified Public Accountants

SCHEDULE OF AGREED-UPON PROCEDURES
WITH PROCEDURES AND OBSERVATIONS

AUP ITEM 1 – COMPARED THE LISTED ASSESSMENT PAYMENTS IN FORM SIPC-7 WITH RESPECTIVE CASH DISBURSEMENT RECORDS.

Agreed-Upon Procedures:	Our Procedures:	Observations:
a. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.	a. We obtained the Form SIPC-7 completed by Oakbridge Financial Services Inc. (the "Company") for the period October 1, 2013 – September 30, 2014. We reviewed calculations and inspected signed check for general assessment due.	a. General assessment due was calculated as $1,246.40. Mueller Prost LC ("MPLC") sighted check #010640 dated 10/23/2014 and made out to SIPC for $624.41. The check was made addressed to Securities Investor Protection Corp, PO Box 92185, Washington, DC 20090-2185. MPLC observed check #010530 dated 4/21/2014, also made out SIPC for $220.56. This was for payment made with SIPC-6 filed 3/31/14 as shown on 2b of the SIPC-7. The check was made addressed to Securities Investor Protection Corp, PO Box 92185, Washington, DC 20090-2185. No differences were noted.

AUP ITEM 2 – COMPARED THE AMOUNTS REPORTED ON THE AUDITED FORM X-17A-5 FOR THE YEAR ENDED SEPTEMBER 30, 2014, AS APPLICABLE, WITH THE AMOUNTS REPORTED IN FORM SIPC-7 FOR THE YEAR ENDED September 30, 2014.

Agreed-Upon Procedures:	Our Procedures:	Observations:
a. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2014.	a. We obtained the audited Form X-17A-5 for the year ended September 30, 2014 and compared the total amounts, as applicable, that were also reported on the Form SIPC-7 for the year ended September 30, 2014.	a. Total revenue reported on the audited Form X-17A-5 was $863,460, which agrees to the amount reported on the Form SIPC-7 for total revenue. No other amounts on the audited Form X-17A-5 were noted on the Form SIPC-7.

AUP ITEM 3 – COMPARED ANY ADJUSTMENTS REPORTED IN FORM SIPC-7 WITH SUPPORTING SCHEDULES AND WORKING PAPERS.

Agreed-Upon Procedures:	Our Procedures:	Observations:
a. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.	a. We obtained the Form SIPC-7 completed by the Company for the period October 1, 2013 – September 30, 2014 and reviewed the adjustments reported.	a. Total deductions of $268,097 were reported on Page 2 of the Form SIPC-7 relating to revenue from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. There was a deduction of $73,560 related to commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. There was a decrease of $21,740 which was revenue that was not related directly or indirectly to the securities business. The amount related to such items on the audited trial balance was determined to be $365,033.

AUP ITEM 4 – PROVED THE ARITHMETICAL ACCURACY OF THE CALCULATIONS REFLECTED IN FORM SIPC-7 AND IN THE RELATED SCHEDULES AND WORKING PAPERS SUPPORTING THE ADJUSTMENTS.

Agreed-Upon Procedures:	Our Procedures:	Observations:
a. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.	a. We obtained the Form SIPC-7 and footed the schedule determining the SIPC Net Operating Revenue and recalculated the General Assessment using the approved rate of 0.25%.	a. No exceptions were noted on the arithmetical accuracy of the Form SIPC-7 as filed.

SCHEDULE OF ASSESSMENT AND PAYMENTS – GENERAL ASSESSMENT RECONCILIATION ("FORM SIPC-7")

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended ____________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-033729 FINRA SEP 4/19/1985
OAKBRIDGE FINANCIAL SERVICES INC
910 S KIRKWOOD RD STE 190
KIRKWOOD , MO 63122

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1,246.07

B. Less payment made with SIPC-6 filed (exclude interest) (220.56)
4/21/14
Date Paid

C. Less prior overpayment applied (401.10)

D. Assessment balance due or (overpayment) -0-

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 624.41

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 624.41

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

OAKBRIDGE FINANCIAL SERVICES
(Name of Corporation, Partnership or other organization)

JOHN HUANG
(Authorized Signature)

PRESIDENT
(Title)

Dated the 23 day of OCTOBER, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning OCT 1st, 2013
and ending SEPT 30th, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 863,460
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	268,097
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	73,560
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	21,740
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 71-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1,635-	
Enter the greater of line (i) or (ii)	1,635
Total deductions	365,033
2d. SIPC Net Operating Revenues	$ 498,427
2e. General Assessment @ .0025	$ 1,246.07 (to page 1, line 2.A.)

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ________________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-033729 FINRA SEP 4/19/1985
OAKBRIDGE FINANCIAL SERVICES INC
910 S KIRKWOOD RD STE 190
KIRKWOOD , MO 63122

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)		$ 1,246.07
B.	Less payment made with SIPC-6 filed (exclude interest) 4/21/14 Date Paid		(220.56)
C.	Less prior overpayment applied		(401.10)
D.	Assessment balance due or (overpayment)		-0-
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum		-0-
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 624.41
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 624.41	
H.	Overpayment carried forward	$(-0-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

OAKBRIDGE FINANCIAL SERVICES
(Name of Corporation, Partnership or other organization)

JOHN HUANG
(Authorized Signature)

PRESIDENT
(Title)

Dated the 23 day of OCTOBER, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning OCT 1st, 2013
and ending SEPT 30th, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 863,460
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	268,097
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	73,560
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	21,740
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 71 -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1,635 -	
Enter the greater of line (i) or (ii)	1,635
Total deductions	365,033
2d. SIPC Net Operating Revenues	$ 498,427
2e. General Assessment @ .0025	$ 1,246.07

(to page 1, line 2.A.)

4:05 PM
10/23/14
Accrual Basis

Oakbridge Financial Services, Inc.
Profit & Loss
October 2013 through September 2014

	Oct '13 - Sep 14	
Ordinary Income/Expense		
Income		
4301 · Secondary Mkt Transactions		
4301A · Exch. Listed Equities, ETF, etc	30,788.09	
4301C · US Gov. & Agencies	160,309.54	
4301F · Mortgage & Asset Backed Secur.	430.83	
4301G · Municipals	1,498.25	
4301H · Listed Options	1,603.43	
4301I · OTC Options	781.60	
4301J · All Other Securities Commission	368,272.47	
Total 4301 · Secondary Mkt Transactions	563,684.21	
4302 · Investment Company Shares	79,030.89	2C (1)
4303 · Insurance Based Products		
4303A · Variable Contracts	25,160.57	
Total 4303 · Insurance Based Products	25,160.57	2C (1)
4307 · Interest / Rebate / Div Income		
4307C · Margin Interest	4,036.76	
4307D · Int. fr Cust. Bank Sweep Prog	8.35	
4307G · Other Interest	42.21	
Total 4307 · Interest / Rebate / Div Income	4,087.32	
4308 · UnderWrt & Selling Grp Partcip		
4308C1 · Unregistered Offer - Non-Affil	5,850.00	
Total 4308 · UnderWrt & Selling Grp Partcip	5,850.00	
4309 · Fees Earned		
4309C · Inv Advisory Services	8,923.48	
4309G · 12b-1 Fees	147,179.16	
4309H · MF Rev other than Comm or 12b-1	6,453.34	
4309N · Other Fees	1,350.00	
Total 4309 · Fees Earned	163,905.98	2C (1)
4311 · Other Revenues		
4311B-1 · Collected DeskRental & Bkr Fees	813.21	
4311B-2 · Collected Passthru Fees to RIA	5,887.91	
4311B-3 · PLMM-Shared Admin Expenses	3,653.36	
4311 · Other Revenues - Other	11,386.00	
Total 4311 · Other Revenues	21,740.48	2C (8)
Total Income	863,459.45	
Gross Profit	863,459.45	
Expense		
5050 · Clearing Fees - RBC	70,111.16	2C (5)
5055 · Misc Charges - RBC	3,448.68	
5101 · Broker Compensation	397,424.89	
5160 · Salaries (W2 Employees)	125,550.64	
5180 · Fees Paid to Affiliates	7,754.40	
5720 · Interest Expense	71.46	
6020 · Payroll tax - Employer		
6021 · FICA	1,493.69	
6022 · Social Security	12,026.51	
6023 · MEDI	2,812.66	
6024 · FUTA	181.11	
6025 · MO State Income Tax (Payroll)	344.31	
6020 · Payroll tax - Employer - Other	447.49	
Total 6020 · Payroll tax - Employer	17,305.77	

10639

Oakbridge Financial Services
910 S. Kirkwood Rd. Suite 190
Kirkwood, MO 63122

US BANK
8822 LADUE
ST. LOUIS, MO 63124
4-21/810
4-21/810

10/23/2014

PAY TO THE ORDER OF Securities Investor Protection Corporatio $ **223.31

Two Hundred Twenty-Three and 31/100** DOLLARS

SIPC
PO Box 92185
Washington, DC 20090-2185

Details on Back

Security Features Included

MEMO
SIPC-7 Fee

AUTHORIZED SIGNATURE

⑈010639⑈ ⑆081000210⑆ 152308735751⑈

Oakbridge Financial Services 10639

Securities Investor Protection Corporatio 10/23/2014

Date	Type	Reference	Original Amt.	Balance Due	Discount	Payment
10/23/2014	Bill		624.41	624.41		624.41
11/16/2013	Credit	2013	-401.10	-401.10		-401.10
					Check Amount	223.31

US Bank (General Op SIPC-7 Fee 223.31

Oakbridge Financial Services 10639

Securities Investor Protection Corporatio 10/23/2014

Date	Type	Reference	Original Amt.	Balance Due	Discount	Payment
10/23/2014	Bill		624.41	624.41		624.41
11/16/2013	Credit	2013	-401.10	-401.10		-401.10
					Check Amount	223.31

US Bank (General Op SIPC-7 Fee 223.31

LMP100 M/P CHECK